THE SMITH & WOLLENSKY RESTAURANT GROUP, INC.

                          1114 First Avenue, 6th Floor
                            New York, New York 10021

                                  May 25, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549
Attn:  Alfred Barbagallo

         Re:      The Smith & Wollensky Restaurant Group:
                  Withdrawal of Registration Statement

Ladies and Gentlemen:

     Pursuant to Rule 477, Regulation C of the Securities Act of 1933, as amended, The Smith & Wollensky Restaurant Group, Inc. (f/k/a The New York Restaurant Group, Inc.), hereby requests the withdrawal of the Registration Statement on Form S-1, File No. 333- 83765, filed with the Securities and Exchange Commission on July 27, 1999. Due to market conditions, the Smith & Wollensky Restaurant Group, Inc. has decided not to proceed with the offering.

     Should you have any questions regarding the above or require additional information, do not hesitate to contact me at (212) 838-2061.

                                   Sincerely,

                                   /s/Alan Stillman

                                   Alan Stillman,
                                   Chief Executive Officer